EXHIBIT 99.1

CN Energy Group Announces Commencement of Production from Oil Well Investment Project in Cold Lake, Alberta

LISHUI, China, August 19, 2026 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) today announced that the oil well project in the Cold Lake region of Alberta, Canada, in which the Company’s Canadian wholly owned subsidiary, CNEY Canada Inc., holds an investment interest, has been completed and has commenced production.

Located in one of Canada’s major oil-producing regions, the project represents an important step in CNEY’s strategy to expand its North American energy operations and establish a platform integrating oil production, investment, trading and supply chain services.

Through Blessing Logistics Ltd., a wholly owned subsidiary of CNEY Canada Inc., CNEY is leveraging local energy resources, investment capital, operational capabilities and industry relationships to develop an integrated platform covering oil well investment, crude oil production, transportation, trading and supply chain management.

Mr. Wenhua Liu, interim CEO of CNEY, stated:

“The successful commencement of production at the Cold Lake oil well project marks an important milestone in the execution of our North American energy strategy. We are expanding beyond our existing energy businesses into oil asset investment, production operations and supply chain services. By combining Canadian energy resources, institutional investment capital and experienced operating teams, we aim to build a scalable energy investment and supply chain platform that can generate new opportunities for long-term growth.”

Going forward, CNEY will continue to evaluate oil and gas opportunities in Canada and across North America, with a focus on projects supported by established infrastructure, stable resource conditions, experienced operators and reliable sales channels. The Company will also emphasize production management, cost control, environmental compliance, operational safety and supply chain risk management as it expands its North American energy platform.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol “CNEY.” CNEY has pioneered and specialized in producing high-quality recyclable activated carbon from raw carbon materials, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company's website at www.cneny.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will,” “would,” and similar expressions. Forward-looking statements are based on current beliefs, expectations, and assumptions and are not guarantees of future performance.

These forward-looking statements include statements regarding the Company’s plans to expand its North American energy operations, the development and expansion of its energy investment and supply chain platform, and its plans to continue evaluating oil and gas opportunities in Canada and across North America. These statements are subject to risks and uncertainties, including those described under “Risk Factors” in the Company's filings with the Securities and Exchange Commission. Actual results may differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including market and commodity price conditions, operational performances, regulatory requirements, and the Company’s ability to successful execute its business strategy.

Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them, except as required by law. Information on the Company's website or social media is not incorporated by reference into this press release.

SOURCE CN Energy Group. Inc.